UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

--------------------------------------------------------------------------------


                                Amendment No. 18


                              Thermodynetics, Inc.
                                (Name of Issuer)


        Common Stock                                           883622
(Title of Class of Securities)                             (CUSIP Number)


                                 John F. Ferraro
                               (Reporting Person)


                             Kenneth B. Lerman, P.C.
               651 Day Hill Road, Windsor, Connecticut 06095-0040
                            Telephone (860) 285-0700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 31, 1999
             (Date of Event which Requires Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ]. (See Rule 13d-7.)

                         (Continued on following pages)
                                   Page 1 of 5

CUSIP No. 883622                  Schedule 13D                       Page 2 of 5



________________________________________________________________________________
1.   Name of reporting person:


                                John F. Ferraro
________________________________________________________________________________
2.   Check the appropriate box if a member of a group.
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   Source of funds:

        PF - Personal Funds of Reporting Person.

________________________________________________________________________________
5.   Check box if disclosure of legal proceedings is required
     pursuant to items 2(d) or 2(e)                                   [_]


________________________________________________________________________________
6.   Citizenship or place of organization:

                                 United States
________________________________________________________________________________
               7.   Sole voting power:

  NUMBER OF         2,469,741

   SHARES      _________________________________________________________________
               8.   Shared voting power:
BENEFICIALLY
                    1,490,181
  OWNED BY
               _________________________________________________________________
    EACH       9.   Sole dispositive power:

  REPORTING         2,469,741

   PERSON      _________________________________________________________________
               10.  Shared dispositive power:
    WITH
                    1,490,181

________________________________________________________________________________
11.  Aggregate amount beneficially owned by each reporting person:

                                   3,993,282
________________________________________________________________________________
12.  Check box if the aggregate amount in row (11) excludes certain shares:

                                                                      [_]

________________________________________________________________________________
13.  Percent of class represented by amount in row (11):

     twenty-six and five-tenths of one percent (26.5%)

________________________________________________________________________________
14.  Type of reporting person:

     IN

________________________________________________________________________________


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CUSIP No. 883622                  Schedule 13D                       Page 3 of 5


Item 1. Security and Issuer

        Issuer:               Thermodynetics, Inc. (the "Company")
        Executive Office:     651 Day Hill Road
                              Windsor, Connecticut 06095

        Securities:           Common Stock, $.01 par value

Item 2. Identity and Background

        Name:          a)     John F. Ferraro (the "Reporting Person")

        Address:       b)     Thermodynetics, Inc.
                              651 Day Hill Road
                              Windsor, CT  06095

        Occupation:    c)     Chairman, Chief Executive Officer and Secretary of
                              the Company.

        Convictions:   d)     None

        Proceedings:   e)     None

        Citizenship:   f)     Citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     PF-Personal funds of the Reporting Person in the amount of $14,750 are anticipated to be used to exercise the options to purchase the underlying common stock of the 268,182 shares reported herein. The First Amendment to the Stock Option Agreement permits the exercise of the option by the surrender of Company Stock at the price specified in the Stock Option Agreement (the then current market price).

Item 4. Purpose of Transaction

     The Reporting Person has no intention or desire to gain control of the Issuer for purposes of liquidation, sale of assets, acquisition or merger. The Reporting Person may from time to time purchase additional shares through open market purchases, and stock options presently outstanding. The Reporting Person intends to purchase the shares upon exercise for investment purposes.

Item 5. Interest in Securities of the Issuer

     (a) *3,993,282* shares are beneficially owned by Reporting Person as of the date hereof, which equals twenty-six and five-tenths of one percent (26.5%) beneficial ownership.

     The above includes the beneficial ownership of one-half (1/2) of *166,121* shares of the Company which are held by Pioneer Partners Corp. Reporting Person is an officer and director and 50% share owner of Pioneer Partners Corp. and thus has a 50% beneficial interest in such shares; a second director of the Company has the second 50% interest in such shares. The above includes *33,361* shares now owned by Reporting Person's spouse. The above includes *37,120* shares held in trust for Reporting Person under the Company's 401(k) Plan. The above excludes from beneficial ownership a total of *634,803* shares held for all participating employees in trust by Reporting Person as a trustee along with two other trustees of the Company's 401(k) Plan.


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CUSIP No. 883622                  Schedule 13D                       Page 4 of 5


     The John F. Ferraro Defined Benefit Pension Plan and Trust, established in 1984, owns 1,370,000 shares; Mr. Ferraro, as trustee of the Plan, has full voting authority over that pension plan's shares; thus such shares have been included in Reporting Person's aggregate beneficial ownership calculation.

     (b) (i) Reporting Person has the sole voting and dispositive power over 2,469,741 shares. The above includes 521,559 shares currently registered in the Reporting Person's name which are issued and outstanding; and 1,948,182 option shares not yet exercised. Shares underlying all unexercised options cannot be voted.

          (ii) Reporting Person has shared voting and dispositive power over 1,490,181 shares. The above includes 37,120 shares held in trust for the Reporting Person by the Company's 401(k) Plan; 83,061 shares registered in the name of Pioneer Partners Corp., see item 5(a); and 1,370,000 shares issued in the name of the Reporting Person's Pension Plan (The John F. Ferraro Defined Pension Plan and Trust). The 83,061 shares held by Pioneer Partners Corp. are under the joint control of Messrs. Robert A. Lerman and the Reporting Person.

          (iii) Reporting Person has no voting or dispositive power over the 33,361 shares owned by his wife, Brenda Ferraro.


     (c) No transactions in the last 60 days from the date hereof or since Reporting Person's most recent Schedule 13D filing date, except for the transaction(s) reported below:

     Transaction                   No. Shares  Date             Exercise Price
     -----------                   ----------  ----             --------------
     Reallocation of
     Stock Option (not exercised)  268,182     August 31, 1999  $0.055 per share

     (d) No other person except the Reporting Person has the right or power to receive proceeds or other benefits from a disposition of the shares.

     (e) Date Reporting Person ceased 5% beneficial ownership:

         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Relationships with Issuer. Reporting Person is an officer and director, and a greater than ten percent beneficial shareholder of the Issuer.

     Disclaimer of Group. Because Reporting Person has his own investment, holding and voting criteria and guidelines, the Reporting Person disclaims, in particular, membership in any group which individually includes his spouse, the John F. Ferraro Defined Benefit Pension Plan and Trust, or Mr. Robert A. Lerman. Mr. Lerman also is an officer, director and a greater than ten percent beneficial shareholder of the Issuer. Reporting Person disclaims any beneficial ownership in his spouse's shares and/or the shares of the John F. Ferraro Defined Benefit Pension Plan and Trust, and this filing is not an admission of any claim of ownership or of any pecuniary interest in such shares. Reporting Person disclaims any beneficial ownership in the second director's 50% interest in the 166,121 shares of the Company owned by Pioneer Partners Corp. and this filing is not an admission of any claim of ownership or of any pecuniary interest in such shares.

Item 7. Exhibits

     None.

CUSIP No. 883622                  Schedule 13D                       Page 5 of 5


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            September 7, 1999
          --------------------------------------------------------
          (Date)

                            /s/ John F. Ferraro
          --------------------------------------------------------
          (Signature)

          John F. Ferraro, Chairman, Secretary, CEO and a Director
          --------------------------------------------------------
          (Name/Title)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).